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                                                                 EXHIBIT (a)(11)

                                 August 28, 2003



Board of Directors
Hallwood Realty, LLC, General Partner of
   Hallwood Realty Partners, L.P.
3710 Rawlins, Suite 1500
Dallas, Texas 75219

Gentlemen:

We understand that on August 19, 2003 High River Limited Partnership (the "Bidder") amended its offer to purchase any and all of the outstanding limited partnership units and the associated rights to purchase additional units (the "Units") under that certain Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, of Hallwood Realty Partners, L.P. ("Target" or the "Company"). The Bidder increased its purchase price to a price of $120.00 per Unit net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2003, as amended (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Bidder Offer"). The Bidder Offer is subject to, among other things, the Target's redemption of the rights of the Company's limited partners to purchase additional Units under the Unit Purchase Rights Agreement without instituting any similar rights plan or the invalidation of such rights. The terms of the Bidder Offer are more fully set forth in the Schedule TO, as amended (the "Schedule TO") originally filed by the Bidder with the Securities and Exchange Commission on May 1, 2003. We understand that as of May 1, 2003, Bidder presently owns approximately 14.74% of the outstanding Units of the Company and that as of August 18, 2003, 60,079 units have been tendered pursuant to the Bidder Offer.

You have asked for our opinion as to whether the consideration to be received by holders of the Company's Units pursuant to the Bidder Offer is adequate from a financial point of view to the holders of such Units (other than the Bidder and its affiliates).

For purposes of the opinion set forth herein, we have:

         (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

         (ii) reviewed due diligence materials including internal materials related to the historical and expected future financial performance of the Company, the leasing profile and physical characteristics of the assets and other financial and operating data concerning the Company prepared by the management of the Company;

         (iii) analyzed certain financial projections prepared by the management of the Company, including Argus models;

         (iv) compiled and reviewed third-party market information for all of the Company's markets;

         (v) discussed the past and current operations, financial condition and prospects of the Company, including information relating to future strategic, financial and operational plans, with senior executives of the Company;

         (vi) reviewed information related to the Company's legal structure and other key documents including Company's limited partnership agreement and form of management agreement;

         (vii) reviewed the reported prices and trading activity for the Units;


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         (viii)   compared the financial performance of the Company and the
                  prices and trading activity of the Units with that of certain other comparable publicly-traded companies and their securities;

         (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

         (x) reviewed the Offer to Purchase, the Schedule TO and certain related documents; and

         (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company or its representatives for the purposes of this opinion. We have further relied on the assurances of management that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not been asked to and have not undertaken an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which the Units may trade at any time. Furthermore, our opinion does not address the relative merits of the Bidder Offer as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved.

We have acted as financial advisor to the Board of Directors of Hallwood Realty, LLC, the General Partner of the Company (the "Board of Directors of the General Partner"), in connection with the Bidder Offer and will receive a fee for our services. In the ordinary course of our trading, brokerage, investment banking, asset management, financing and principal investing activities, Morgan Stanley & Co. Incorporated and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or its affiliates. Morgan Stanley & Co. Incorporated has provided prior financial advisory and financing services to the Company (although not within the past ten years).

It is understood that this letter is for the information of the Board of Directors of the General Partner in connection with its consideration of the Bidder Offer and does not constitute a recommendation to any holder of the Company's Units as to whether or not such holder should tender its Units pursuant to the Bidder Offer or with respect to how such holder should vote or act on any matter relating to the Bidder Offer. Furthermore, we do not opine as to the allocation of the consideration. This letter may not be used for any other purpose or disclosed without our prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an annex to the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission with respect to the Bidder Offer and to the references to this opinion therein.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the Company's Units pursuant to the Bidder Offer is inadequate from a financial point of view to such holders (other than the Bidder and its affiliates).


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                                            Very truly yours,

                                            MORGAN STANLEY & CO. INCORPORATED




                                            By: /s/ Devin I. Murphy
                                                --------------------------------
                                                Devin I. Murphy
                                                Managing Director